April 29, 2002

Media Contact: Ed Nicholson, 479-290-4591
Investor Contact: Louis Gottsponer, 479-290-4826

TYSON REPORTS FISCAL 2002 SECOND QUARTER
AND SIX MONTHS RESULTS

Springdale, Arkansas--Tyson Foods, Inc. (NYSE: TSN), today reported $0.18 diluted earnings per share for the second fiscal quarter ended March 30, 2002, compared to $0.03 diluted loss per share in the same quarter last year. On September 28, 2001, the Company completed the acquisition of IBP, inc. (IBP). Accordingly, second quarter fiscal 2002 results include 100 percent of IBP's operations.

Second quarter sales were $5.84 billion compared to $1.86 billion last year. Operating income was $179 million compared to $23 million in the same quarter last year with operating margin at 3.1 percent compared to 1.3 percent last year. The increase in sales and operating income was affected by the acquisition of IBP. Chicken segment operating margin was 6.4 percent for the current quarter and 1.5 percent for the same quarter last year. Beef, pork, and prepared foods segments operating margins were 0.5 percent, 1.4 percent, and 4.8 percent, respectively. Earnings for the second quarter of fiscal 2002 were $65 million compared to a loss of $6 million for the same period last year.

Sales for the first six months of fiscal 2002 were $11.70 billion compared to $3.63 billion last year. Operating income was $452 million compared to $91 million for the same period last year with operating margin at 3.9 percent compared to 2.5 percent last year. Chicken segment operating margin was 7.1 percent for the current period and 2.7 percent for the same period last year. Beef, pork, and prepared foods segments operating margins were 1.2 percent, 4.1 percent, and 4.2 percent, respectively. Earnings for the first six months of fiscal 2002 were $192 million compared to $21 million for the same period last year.

John Tyson, chairman and CEO, said, "Overall, I am very pleased with the performance of our company in this historically difficult quarter and with the progress we've made on the integration to date. We continue to move forward with our strategy of selling all meat proteins and improving our mix of value added products as we work our way through some tough market conditions related to the oversupply of protein. Our company continues to show solid results, in line with our expectations, and tremendous promise for the future."

At this time, the Company expects fiscal third quarter 2002 diluted earnings per share to be in the range of $0.24 to $0.28, and has maintained its outlook for fiscal 2002 diluted earnings per share in the range of $1.10 to $1.20.

TYSON FOODS, INC.
News Release
April 29, 2002

In connection with the IBP acquisition, the Company became the world's largest protein provider. The Company operates in five business segments: Beef, Chicken, Pork, Prepared Foods and Other. The Company measures segment profit as operating income.

The Beef segment is primarily involved in the slaughter of live fed cattle and fabrication of dressed beef carcasses into primal and sub-primal meat cuts and case-ready products. It also involves deriving value from allied products such as hides and variety meats for sale to further processors and others. The Beef segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. Allied products are also marketed to manufacturers of pharmaceuticals and technical products.

The Chicken segment includes fresh, frozen and value-added chicken products sold through domestic food service, domestic retail markets for at-home consumption, wholesale club markets targeted to small foodservice operations, small businesses and individuals, as well as specialty and commodity distributors who deliver to restaurants, schools and international markets throughout the world. The Chicken segment also includes sales from allied products and the chicken breeding stock subsidiary.

The Pork segment represents the Company's live swine group, hog slaughter and fabrication operations, case-ready products and related allied product processing activities. The Pork segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. It also sells allied products to pharmaceutical and technical products manufacturers, as well as live swine to pork processors.

The Prepared Foods segment includes the Company's operations that manufacture and market frozen and refrigerated food products. Products include pepperoni, beef and pork toppings, pizza crusts, flour and corn tortilla products, appetizers, hors d'oeuvres, desserts, prepared meals, ethnic foods, soups, sauces, side dishes, specialty pasta and meat dishes as well as branded and processed meats.

The Other segment includes the logistics group and other corporate groups not identified with specific protein groups.

TYSON FOODS, INC.
News Release
April 29, 2002

Information on segments is as follows (in millions):

Second Quarter Segment Review
	Sales by Segment		Operating Income (Loss) by Segment
	Three Months Ended		Three Months Ended

	March 30, 2002	March 31, 2001	March 30, 2002	March 31, 2001

Beef	$2,595	$-	$14	$-
Chicken	1,796	1,743	114	25
Pork	698	40	10	-
Prepared Foods	732	68	35	5
Other	18	6	6	(7)

Total	$5,839	$1,857	$179	$23

Beef segment second quarter sales totaled $2.59 billion, including beef case ready sales of $174 million and international beef sales of $331 million. Beef segment operating income totaled $14 million. The Beef segment resulted from the acquisition of IBP in the fourth quarter of fiscal 2001. Seasonally weak domestic sales, poor demand from Japan and significantly lower values of allied products negatively impacted operating income.

Chicken segment second quarter sales totaled $1.80 billion compared to $1.74 billion for the same period last year, an increase of 3.1 percent. Volume grew slightly while average sales prices increased 2.9 percent. Foodservice chicken sales increased 5.4 percent, retail chicken sales increased 2.2 percent and international chicken sales decreased slightly. International markets continue to be impacted by import restrictions and political pressures. Chicken segment operating income increased $89 million primarily due to decreases in live and production costs along with improvements in price and product mix. Prior year costs were adversely impacted by weather-related effects combined with higher grain and energy costs.

Pork segment second quarter sales totaled $698 million compared to $40 million in the same period last year. Pork case ready sales were $51 million, and international pork sales were $69 million. Pork segment operating income increased $10 million from the same period last year. The increase in both sales and operating income is due to the inclusion of the IBP pork processing results, partially offset by negative earnings in the live swine operation.

Prepared Foods segment second quarter sales totaled $732 million compared to $68 million in the same period last year. The Prepared Foods segment operating income increased $30 million from the same period last year. The increase in both sales and operating income is due to the inclusion of IBP results. Operating income was positively affected by improved product mix, lower operating costs and decreased raw material costs.

TYSON FOODS, INC.
News Release
April 29, 2002

Six Months Segment Review
	Sales by Segment		Operating Income (Loss) by Segment
	Six Months Ended		Six Months Ended

	March 30, 2002	March 31, 2001	March 30, 2002	March 31, 2001

Beef	$5,143	$-	$63	$-
Chicken	3,570	3,402	252	91
Pork	1,386	78	56	-
Prepared Foods	1,568	129	67	6
Other	37	17	14	(6)

Total	$11,704	$3,626	$452	$91

Beef segment six months sales totaled $5.14 billion, including beef case ready sales of $334 million and international beef sales of $684 million. Beef segment operating income totaled $63 million. The Beef segment resulted from the acquisition of IBP in the fourth quarter of fiscal 2001.

Chicken segment six months sales totaled $3.57 billion compared to $3.40 billion for the same period last year, an increase of 4.9 percent. Volume grew 2.3 percent while average sales prices increased 2.6 percent. Foodservice chicken sales increased 4.7 percent, retail chicken sales increased 2.8 percent and international chicken sales increased 13.3 percent. International chicken sales increased primarily due to the acquisition of a production facility in Mexico in the third quarter of 2001, partially offset by weak Asian sales demand. Chicken segment operating income increased $161 million primarily due to decreases in live and production costs along with improvements in price and product mix. Prior year costs were adversely impacted by weather-related effects combined with higher grain and energy costs.

Pork segment six months sales totaled $1.39 billion compared to $78 million in the same period last year. Pork case ready sales were $100 million, and international pork sales were $138 million. Pork segment operating income increased $56 million from the same period last year. The increase in both sales and operating income is due to the inclusion of the IBP pork processing results.

Prepared Foods segment six months sales totaled $1.57 billion compared to $129 million in the same period last year. The Prepared Foods segment operating income increased $61 million from the same period last year. The increase in both sales and operating income is due to the inclusion of IBP results. Operating income was positively affected by improved product mix, lower operating costs and decreased raw material costs.

TYSON FOODS, INC.
News Release
April 29, 2002
Page 5 0of 8

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(In millions except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended

	March 30,	March 31,	March 30,	March 31,
	2002	2001	2002	2001

Sales	$5,839	$1,857	$11,704	$3,626
Cost of Sales	5,442	1,720	10,797	3,307

	397	137	907	319
Selling, General and Administrative	218	114	455	228

Operating Income	179	23	452	91
Other Expense:
Interest	76	29	155	55
Other	-	4	-	5

Income (Loss) Before Income Taxes
and Minority Interest	103	(10)	297	31

Provision (Benefit) for Income Taxes	38	(3)	105	11
Minority Interest	-	(1)	-	(1)

Net Income (Loss)	$65	$(6)	$192	$21

Weighted Average Shares Outstanding:
Basic	348	221	348	222
Diluted	355	221	355	223

Earnings (Loss) Per Share:
Basic	$0.19	$(0.03)	$0.55	$0.09
Diluted	$0.18	$(0.03)	$0.54	$0.09

Cash Dividends Per Share:	$0.040	$0.040	$0.080	$0.080
Class A	$0.036	$0.036	$0.072	$0.072
Class B

Sales Growth (Decline)	214.3%	2.0%	222.8%	(0.1%)

Margins: (Percent of Sales)
Gross Profit	6.8%	7.4%	7.7%	8.8%

Operating Income	3.1%	1.3%	3.9%	2.5%

Net Income (Loss)	1.1%	(0.3%)	1.6%	0.6%

Effective Tax Rate	36.4%	35.4%	35.3%	34.7%

TYSON FOODS, INC.
News Release
April 29, 2002

TYSON FOODS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(In millions)

	(Unaudited)

	March 30, 2002	September 29, 2001

Assets
Current Assets:
Cash and cash equivalents	$50	$70
Accounts receivable, net	1,112	1,199
Inventories	1,945	1,911
Other current assets	57	110

Total Current Assets	3,164	3,290
Net Property, Plant and Equipment	4,115	4,085
Goodwill	2,619	2,618
Other Assets	576	639

Total Assets	$10,474	$10,632

Liabilities and Shareholders' Equity
Current Liabilities:
Current debt	$526	$760
Trade accounts payable	743	799
Other current liabilities	1,051	857

Total Current Liabilities	2,320	2,416
Long-Term Debt	3,775	4,016
Deferred Income Taxes	618	609
Other Liabilities	236	237
Shareholders' Equity	3,525	3,354

Total Liabilities and Shareholders' Equity	$10,474	$10,632

TYSON FOODS, INC.
News Release
April 29, 2002

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
For the Periods Ended
(In millions)
(Unaudited)

	Three Months Ended		Six Months Ended

	March 30,	March 31,	March 30,	March 31,
	2002	2001	2002	2001

Cash Flows Operating Activities:
Net income (loss)	$65	$(6)	$192	$21
Net changes in working capital	4	(10)	207	12
Depreciation and amortization	115	75	232	150
Deferred taxes	(4)	(14)	56	(16)
Other	2	4	2	5

Cash Provided by Operating Activities	182	49	689	172

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(132)	(60)	(240)	(107)
Proceeds from sale of assets	2	3	2	24
Investment in note receivable	-	(67)	-	(67)
Net change in investment in commercial paper	-	21	94	23
Net changes in other assets and liabilities	(30)	(11)	(53)	(18)

Cash Used for Investing Activities	(160)	(114)	(197)	(145)

Cash Flows From Financing Activities:
Net change in debt	(47)	137	(475)	60
Purchases of treasury shares	(4)	(12)	(10)	(30)
Dividends and other	(16)	(8)	(29)	(17)

Cash Provided by (Used for) Financing Activities	(67)	117	(514)	13

Effect of Exchange Rate Change on Cash	3	(1)	2	1

Increase (Decrease) in Cash and Cash Equivalents	(42)	51	(20)	41

Cash and Cash Equivalents at Beginning of Period	92	33	70	43

Cash and Cash Equivalents at End of Period	$50	$84	$50	$84

TYSON FOODS, INC.
News Release
April 29, 2002

Tyson Foods, Inc. (NYSE: TSN), founded in 1935 with headquarters in Springdale, Arkansas, is the world's largest processor and marketer of beef, chicken and pork. Tyson Foods produces a wide variety of brand name, processed food products and is the recognized market leader in almost every retail and foodservice market it serves. The Company has 120,000 team members and more than 300 facilities and offices in 30 states and 22 countries.

A conference call to discuss the Company's financial results will be held at 10:00 a.m. CDT (11:00 a.m. EDT) today. To listen live via telephone, call 888-592-9602. The pass code is "Tyson Foods." International callers dial 212-287-1615. The call will also be webcast live on the Internet at www.tyson.com/investorrel/publications/confcall.asp. The webcast will be available for replay within two hours of the conclusion of the call. A telephone replay will be available from 1 p.m. CDT April 29 through 5 p.m. May 29 at 800-896-3856. International callers dial 402-530-8056 for the replay. No pass code is required for the replay. A spreadsheet of the tables in this release will soon be available at www.tyson.com/investorrel/newsinfo/xls/q202.xls.

Forward Looking Statements.

Certain statements contained in this communication are "forward-looking statements" such as statements relating to expected earnings. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) fluctuations in the cost and availability of raw materials, such as live cattle, live swine or feed grains; (ii) changes in the availability and relative costs of labor and contract growers; (iii) operating efficiencies of facilities; (iv) market conditions for finished products, including the supply and pricing of alternative proteins; (v) effectiveness of advertising and marketing programs; (vi) the ability of the Company to make effective acquisitions and successfully integrate newly acquired businesses into existing operations; (vii) risks associated with leverage, including cost increases due to rising interest rates; (viii) risks associated with effectively evaluating derivatives and hedging activities; (ix) changes in regulations and laws (both domestic and foreign), including changes in accounting standards, environmental laws and occupational, health and safety laws; (x) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (xi) adverse results from ongoing litigation; (xii) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (xiii) the effect of, or changes in, general economic conditions. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial information, such as this news release, as well as other historical data and current Company information can be accessed from the Company's web site at http://www.tyson.com.